UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Celsius Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

155118V207

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 155118V207

1	Names of Reporting Persons Li Ka Shing
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,066,014
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,066,014
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,066,014
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.2%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 155118V207

1	Names of Reporting Persons Mayspin Management Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,066,014
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,066,014
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,066,014
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.2%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 155118V207

1	Names of Reporting Persons Prime Tech Global Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,066,014
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,066,014
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,066,014
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.2%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 155118V207

1	Names of Reporting Persons Charmnew Limited
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,066,014
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,066,014
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,066,014
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 13.2%
12	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer:

Celsius Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2424 North Federal Highway, Suite 208

Boca Raton, Florida 33431

Item 2.

(a)	Name of Person Filing:

(1)	Li Ka Shing

(2)	Mayspin Management Limited

(3)	Prime Tech Global Limited

(4)	Charmnew Limited

(b)	Address of Principal Business Office or, if None, Residence:

The address for Li Ka Shing, Mayspin Management Limited, Prime Tech Global Limited and Charmnew Limited is as follows:

Cheung Kong Center, 7th Floor

2 Queen’s Road Central

Hong Kong

(c)	Citizenship:

Li Ka Shing – Hong Kong

Mayspin Management Limited – British Virgin Islands

Prime Tech Global Limited – British Virgin Islands

Charmnew Limited – British Virgin Islands

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

155118V207

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(1) Li Ka Shing

(a)	Amount Beneficially Owned: 9,066,014

(b)	Percent of Class: 13.2%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,066,014

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,066,014

(iv)	Shared power to dispose or to direct the disposition of: 0

(3) Mayspin Management Limited

(a)	Amount Beneficially Owned: 9,066,014

(b)	Percent of Class: 13.2%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,066,014

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,066,014

(iv)	Shared power to dispose or to direct the disposition of: 0

(3) Prime Tech Global Limited

(a)	Amount Beneficially Owned: 9,066,014

(b)	Percent of Class: 13.2%*

(c)	Number of shares as to which such person has:

(i)	Siole power to vote or to direct the vote: 9,066,014

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,066,014

(iv)	Shared power to dispose or to direct the disposition of: 0

(4) Charmnew Limited

(a)	Amount Beneficially Owned: 9,066,014

(b)	Percent of Class: 13.2%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,066,014

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,066,014

(iv)	Shared power to dispose or to direct the disposition of: 0

*

All calculations of percentage ownership herein are based upon an aggregate of 68,875,257 Shares outstanding as of November 7, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

The Shares referenced in Item 4 above are held of record by Charmnew Limited. Each of Li Ka Shing, Mayspin Management Limited and Prime Tech Global Limited has sole voting and dispositive power over such Shares.

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

/s/ Li Ka Shing
Li Ka Shing

Mayspin Management Limited

/s/ Pau Yee Wan Ezra
Pau Yee Wan Ezra, Director

Prime Tech Global Limited

/s/ Pau Yee Wan Ezra
Pau Yee Wan Ezra, Director

Charmnew Limited

/s/ Li Ka Shing
Li Ka Shing, Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them and that all subsequent amendments to the Statement on Schedule 13G to which this exhibit is attached shall be filed on behalf of each of them without the necessity of filing additional joint filing statements. Each of them is individually eligible to use Schedule 13G to which this exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 13, 2020.

/s/ Li Ka Shing
Li Ka Shing

Mayspin Management Limited

/s/ Pau Yee Wan Ezra
Pau Yee Wan Ezra, Director

Prime Tech Global Limited

/s/ Pau Yee Wan Ezra
Pau Yee Wan Ezra, Director

Charmnew Limited

/s/ Li Ka Shing
Li Ka Shing, Authorized Signatory